Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

July 25, 2017

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	Telephone and Data Systems, Inc. Form 10-K for the Year ended December 31, 2016 Filed February 24, 2017 File No. 001-14157

Dear Mr. Spirgel:

We have received your letter dated July 17, 2017 to LeRoy T. Carlson, Jr., Chief Executive Officer, of Telephone and Data Systems, Inc. (the “Company”), relating to the above referenced filing.  This letter is to advise you that we are currently preparing responses to your comments and will seek to respond fully no later than August 7, 2017.  The Company is requesting additional time to respond because it is in the process of closing its books and completing financial statements for the second quarter of 2017. If you have any questions, please contact the undersigned at (312) 592-5301.

Yours truly, Telephone and Data Systems, Inc.
By:	/s/ Douglas D. Shuma
Douglas D. Shuma Senior Vice President – Finance and Chief Accounting Officer

cc:      LeRoy T. Carlson, Jr.